SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549

				SCHEDULE 13D/A
		   Under the Securities Exchange Act of 1934

			       (AMENDMENT NO. 5)

		      ROCKEFELLER CENTER PROPERTIES, INC.
			       (Name of Issuer)

		    COMMON STOCK, PAR VALUE $.01 PER SHARE
			(Title of Class of Securities)

				  773102 10 8
				(CUSIP Number)

				 Andrew Nathan
			       Rockprop, L.L.C.
			      520 Madison Avenue
			   New York, New York 10022
				(212) 715-0375
	   (Name, Address and Telephone Number of Person Authorized
		    to Receive Notices and Communications)

				 May 29, 1996
	    (Date of Event which Requires Filing of this Statement)

	    If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

	       Rockprop, L.L.C. ("Rockprop"), David Rockefeller (together with his designated affiliates, "Rockefeller"), Troutlet Investments Corporation (together with its designated affiliates, "Troutlet") and EXOR GROUP Societe Anonyme (together with its designated affiliates, "EXOR")(collectively, the "Reporting Persons"), hereby amend the report on Schedule 13D, dated October 18, 1995, as amended by Amendment No. 1 thereto dated October 26, 1995, Amendment No. 2 thereto dated November 13, 1995, Amendment No. 3 thereto dated March 13, 1996 and Amendment No. 4 dated May 7, 1996 (collectively, the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	       Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs as new lettered paragraphs (j) and (k) immediately after lettered paragraph (i) appearing therein:

	       (j) On May 29, 1996, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, EXOR and Troutlet entered into Amendment No. 3 to the Agreement and Plan of Merger amending the terms of the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement and Amendment No. 2 to the Merger Agreement. A copy of Amendment No. 3 to the Merger Agreement is attached hereto as
	 Exhibit 29 and is incorporated herein by reference.

	       (k) On May 29, 1996, RCPI and GSMC entered into Amendment No. 3 to the Supplemental Agreement amending the terms of the Supplemental Agreement, as amended by Amendment No. 1 to the Supplemental Agreement and Amendment No. 2 to the Supplemental Agreement, to conform to the terms of the Merger Agreement as amended by Amendments No. 1, No. 2 and No. 3 to the Merger Agreement. A copy of Amendment No. 3 to the Supplemental Agreement is attached hereto as Exhibit 30 and is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

	       Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:


Exhibit No.           Exhibit

29                    Amendment No. 3 to the Agreement and
		      Plan of Merger, dated as of May 29,
		      1996, among Rockefeller Center
		      Properties, Inc., RCPI Holdings Inc.,
		      RCPI Merger Inc., Whitehall Street
		      Real Estate Limited Partnership V,
		      Rockprop, L.L.C., David Rockefeller,
		      EXOR Group S.A., Troutlet Investments
		      Corporation and, for the purposes of
		      Section 2 only, Goldman Sachs
		      Mortgage Company.

30                    Amendment No. 3 to the Supplemental
		      Agreement, dated May 29, 1996,
		      between Rockefeller Center
		      Properties, Inc. and Goldman Sachs
		      Mortgage Company.


				   SIGNATURE


	       After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  June 27, 1996



			   Rockprop, L.L.C.

			   By:   Tishman Speyer Crown Equities
			   Its:  Managing Member


				 By:   Tishman Speyer Associates
					 Limited Partnership,
					 General Partner


				       By:   /s/ Jerry I. Speyer
					     _________________________
					     Jerry I. Speyer/
					     Robert V. Tishman,
					     General Partner



			   David Rockefeller


				 By:   /s/ Peter W. Herman
				       _________________________
				       Peter W. Herman
				       Attorney-in-Fact




			   Troutlet Investments Corporation


				 By:   /s/ Squire N. Bozorth
				       _________________________
				       Squire N. Bozorth
				       Attorney-in-Fact


			   EXOR GROUP Societe Anonyme


				 By:   /s/ Ernest Rubenstein
				       _________________________
				       Ernest Rubenstein
				       Attorney-in-Fact

			   Istituto Finanziario Industriale S.p.A.


				 By:   /s/ Ernest Rubenstein
				       _________________________
				       Ernest Rubenstein
				       Attorney-in-Fact

			   Giovanni Agnelli & C. S.a.a.


				 By:   /s/ Ernest Rubenstein
				       _________________________
				       Ernest Rubenstein
				       Attorney-in-Fact


			   /s/ Ernest Rubenstein
			   _____________________________
			   Giovanni Agnelli, by Ernest
			   Rubenstein, Attorney-in-Fact


			   /s/ Ernest Rubenstein
			   _____________________________
			   Umberto Agnelli, by Ernest
			   Rubenstein, Attorney-in-Fact


			   /s/ Ernest Rubenstein
			   _____________________________
			   Gianluigi Gabetti, by Ernest
			   Rubenstein, Attorney-in-Fact


			   /s/ Ernest Rubenstein
			   _____________________________
			   Cesare Romiti, by Ernest
			   Rubenstein, Attorney-in-Fact


			   /s/ Ernest Rubenstein
			   _____________________________
			   Carlo Camerana, by Ernest
			   Rubenstein, Attorney-in-Fact


			   /s/ Ernest Rubenstein
			   _____________________________
			   Gabriele Galateri, by Ernest
			   Rubenstein, Attorney-in-Fact